UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
 (Amendment No. ________)*

Boston Carriers, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

Y0941T119
(CUSIP Number)

James N Titus, Po. Box 376, Bowman, ND 58623, 701-440-1672
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

1-2-2018
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y0941T119	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James N Titus
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) Retirement
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 501,000
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 501,000
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 501,000 @ .0132 avg
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.16%
14.	TYPE OF REPORTING PERSON (see instructions) individual

CUSIP No. Y0941T119	13D	Page 3 of 4 Pages
Item 1.  Security and Issuer.

 Common stock - BOSTON CARRIERS, INC

Item 2.  Identity and Background.

 James N Titus, individual investor, farmer

Item 3.  Source or Amount of Funds or Other Consideration.

 Retirement

Item 4.  Purpose of Transaction.

 I have aquired a large sum of shares due to the fact that Bstn seems highly undervalued

And appeared a as attractive investment.

Item 5.  Interest in Securities of the Issuer.

 501,000 of 3.1 mil os currently based on last filings

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 passive investor

Item 7.  Material to Be Filed as Exhibits.

CUSIP No. Y0941T119	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMPANY NAME

James N Titus
Insert Name

Individual Investor
Insert Title

1/2/2018
Insert Date